  Exhibit 99.1

High Tide Takes Control of Three Kushbar Locations in Alberta

CALGARY, AB, July 28, 2022 /CNW/ - High Tide Inc.  ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that it has seized the shares of Halo Kushbar Retail Inc. ("Kushbar"), which owns three operating cannabis retail stores in Alberta (the "Kushbar Stores").

As previously disclosed on July 15, 2021, High Tide sold the Kushbar Stores to Halo Collective Inc. (formerly Halo Labs Inc.) ("Halo"), for $5.7 million, of which $3.9 million was already satisfied. Part of the consideration High Tide received from Halo was a convertible promissory note in the principal amount of $1.8 million (the "Note"). Due to ongoing breaches of the amended and restated asset purchase agreement between Halo and High Tide, High Tide accelerated the maturity of the Note and has seized the shares of Kushbar pursuant to a share pledge agreement between the parties. Therefore, High Tide, who previously received $3.9 million as payment for the sale of the Kushbar Stores, now has reacquired control of the Kushbar Stores. High Tide anticipates obtaining full ownership of Kushbar in early August 2022.

"Halo's default on the Note has given us the opportunity to capitalize on the goodwill and popularity of the Kushbar Stores, which are situated in great locations. I am pleased to welcome these three established stores back into the High Tide family. Two of the three Alberta locations are in markets where we don't currently have a presence. The Kushbar Stores are on an annual revenue run rate of $3.25 million for the three months ended June 2022. This represented a 10% increase versus the three months ended March 2022," said Raj Grover, President and Chief Executive Officer of High Tide. "As we transition these stores into Canna Cabana, introducing our innovative discount club model in these communities, we expect to be able to further improve the operations of these stores. As an update, I'm proud to report that our Cabana Club loyalty program has now exceeded 670,000 members," added Mr. Grover.

BONUS SHARE ISSUANCE

Further to the Company's press release dated June 2, 2022, at the Company's annual general and special meeting of shareholders held on June 2, 2022, the shareholders approved an issuance of common shares in the capital of the Company ("Common Shares") to certain employees and consultants of Smoke Cartel USA, Inc., a wholly owned subsidiary of the Company ("Smoke Cartel"), pursuant to the terms of their employment and consulting agreements, as amended (collectively, the "Agreements").

Pursuant to the terms of the Agreements, as Smoke Cartel reached certain milestones, including Smoke Cartel achieving gross revenues of at least US$12,000,000, the employees and consultants were entitled to an earn-out in the aggregate sum of US$2,000,000 (the "Earn-Out"). The Company intends on satisfying the Earn-Out obligation through the issuance of an aggregate of 500,000 Common Shares at a deemed price of US$4.00 per Common Share, subject to TSX Venture Exchange ("TSXV") approval (the "Bonus Shares"). The Bonus Shares will be subject to the applicable hold periods under Canadian and United State securities laws.

CANCELLATION OF ESCROWED SHARES

As previously disclosed on July 6, 2021, 25% of the High Tide shares issued as consideration for the acquisition of DHC Supply LLC operating as Daily High Club ("Daily High Club") were held in escrow to insure certain indemnification obligations if claims arise. Such a claim arose and High Tide was indemnified for $58,250 which resulted in High Tide canceling 28,553 shares that were previously held in escrow.

GRANT OF OPTIONS

In addition, High Tide has granted 21,000 stock options (the "Options") to certain employees, pursuant to the terms of the Company's fixed 20% equity incentive omnibus plan. Each Option is exercisable at the TSX Venture Exchange close price the day before this press release, expires three years from the date of grant and vests over a two-year period. Each Option is exercisable to purchase one Common Share.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 131 current locations spanning Ontario, Alberta, British Columbia, Manitoba, and Saskatchewan. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk,, BlessedCBD.de, and Amazon UK, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: High Tide obtaining full ownership of Kushbar upon the terms and timelines disclosed herein; High Tide transitioning the Kushbar Stores into Canna Cabana, introducing their innovative discount club model in these communities and further improving the operations of the Kushbar Stores; the Company receiving TSXV approval for the Bonus Share issuance and issuing the Bonus Shares; the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones; the development of the Company's business and future activities following the date hereof; the performance of the Company's business and the operations and activities of the Company; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business; the Company will complete the development of its cannabis retail stores; and High Tide's plans to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: that High Tide will obtain all requisite approvals on the terms and within the timelines anticipated by High Tide; High Tide obtaining full ownership of Kushbar upon the terms and timelines disclosed herein; High Tide transitioning the Kushbar Stores into Canna Cabana, introducing their innovative discount club model in these communities and further improving the operations of the Kushbar Stores; the Company receiving TSXV approval for the Bonus Share issuance and issuing the Bonus Shares; High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities); current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions; the Company will add the additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; and the Company will complete the development of its cannabis retail stores.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: High Tide's inability to obtain full ownership of Kushbar upon the terms and timelines disclosed herein or at all; High Tide being unable to transition the Kushbar Stores into Canna Cabana, introduce their innovative discount club model in these communities and/or further improve the operations of the Kushbar Stores; the Company not receiving TSXV approval for the Bonus Share issuance and being unable to issue the Bonus Shares; High Tide's inability to obtain the required regulatory approvals on the proposed terms and timeline or at all; the risks associated with the cannabis and CBD industries in general; the inability of High Tide to obtain requisite approvals for its operations; the inability of High Tide to pursue more retail acquisitions in the future; the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will not reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; risk that the Company will be unable to continue to integrate and expand its CBD brands; risk that the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and/or remain on a positive growth trajectory; and risks that the Company will be unable to complete the development of any or all of its cannabis retail stores.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com